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                                EXHIBIT 11

                             APA OPTICS, INC.

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                         Statement RE: Computation
                           of Per Share Earnings


                            Three months ended          Six months ended
                               Septmeber 30                September 30
                             1995         1994         1995       1994
Average common
  shares outstanding      7,583,161     7,276,010    7,482,477  7,275,469


Dilutive stock options
  and warrants (A)           40,678             0            0          0

Total                     7,623,839     7,276,010    7,482,477  7,275,469


Net income (loss)        $   14,795     $(134,235)   $(  1,692) $(242,863)


Per share amount              $ .00         $(.02)       $(.00)     $(.03)


(A) Calculated using the "treasury stock" method.
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